Exhibit 12

CONSENT OF EXPERT

March 29, 2007

Baja Mining Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Baja Mining Corp.

I, John Wyche, do hereby consent to the filing of the written disclosure of the technical report entitled “Bateman Engineering Preliminary Assessment of the El Boleo Copper-Cobalt Project,” dated August 12, 2005, and the technical report entitled, “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007, (the “Technical Reports”), and any extracts from or a summary of the Technical Reports in the Form 40-F Annual Report dated March 30, 2007 (the “Form 40-F Annual Report”) of Baja Mining Corp. (the “Company”), and to the filing of the Technical Report and this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report.

I also consent to the use of my name in the Company’s Form 40-F Annual Report.

By:	(Signed) John Wyche
Name: John Wyche, MAusIMM, MMICA, CPMin, Australian Mine Design and Development Corp.
Location: Sydney, Australia